Exhibit 99.2

PRESS RELEASE

TotalEnergies sells its shares in Total Parco in Pakistan

Paris/Lahore, August 6, 2024 – TotalEnergies has signed an agreement to sell its 50% stake in Total PARCO Pakistan Limited (TPPL) to Gunvor Group, a leading global commodities trading company. The transaction reflects the selective strategy of TotalEnergies in Marketing & Services focused on core geographies with growth and transitioning opportunities.

TPPL is a 50/50 joint venture between TotalEnergies Marketing and Services and Pak-Arab Refinery Limited (PARCO) in Pakistan with a retail network of more than 800 service stations, fuel logistics, and lubricants activities.

The new entity will continue its retail business under the existing “Total Parco” brand, and its lubricants business under the “Total” brand for five years in Pakistan, continuing to serve its customers.

The acquisition remains subject to authorization by the relevant authorities and related agreements.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

Media Contact

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).